Exhibit 99.2

Town Hall Meeting

Dan:	Okay, well, welcome back. Good to see everybody again. I’m absolutely delighted to introduce to you today colleagues now from Bristol-Myers Squibb and AstraZeneca. And I’d firstly like to introduce Giovanni Caforio. Giovanni is the President of U.S. Pharmaceuticals for Bristol-Myers Squibb. And sitting right next to him is Rich Fante. Rich is the Regional Vice President for the Americas and President of U.S. for AstraZeneca. And as you can see, we’re joined by a large number of colleagues here who we’ve just been having lunch with who have come out to greet with you, meet with you all. And I’m going to hand things over now to Giovanni to say a few words. Okay, thank you.

Giovanni:	Can you hear me? Perfect. Good afternoon, everybody, and thanks for being here. Dan, first of all, thank you. Thank you for enabling us to be here and meet with all of you. And it’s a pleasure to be here. I also want to thank the entire Amylin management team for all of the cooperation and the great work that we’ve seen and the collaboration that we had when we met during the due diligence process. It really was a pleasure to work with all of you. So first of all, let me tell you that the fact that my last name is Italian and Rich is Italian as well is pure coincidence. I want to confirm that AstraZeneca is a UK company and Bristol-Myers Squibb is still an American company. But now going back to a serious note, I also want to thank all of you for being here this afternoon. This is a holiday week, and I know that many of you weren’t planning on being here this afternoon, and I really appreciate your being available.

So before we start, let me actually introduce all of the team from Bristol-Myers Squibb and AstraZeneca. And it is a relatively large team, and as a result of that, I have a piece of paper. But let me start from John Celentano, John is with Bristol-Myers Squibb, he heads the Human Resources, Public Affairs, and Philanthropy Group. And John will actually be the Bristol-Myers Squibb integration lead. Next to John, Lou Schmukler, who is the president of our manufacturing operations, global manufacturing and supply at Bristol-Myers Squibb. Paul Biondi, Paul is head of our R&D Operations. Chris Sinko, who is head of pharmaceutical development. Bernie Leclere, Bernie is also head of strategy and alliance integration within manufacturing. Dave Brienza, the head of R&D Finance. Monica McKee supports the manufacturing organization from an HR perspective. Steve Innaimo, who will be the integration manager. And then from the commercial organization, Mark Pavao, who is the Senior Vice President of CV/Metabolics for the U.S. at Bristol-Myers Squibb. And Sue Sweeney, who heads up the U.S. marketing organization for diabetes. And then Darin Artman.

So from AstraZeneca with Rich is Briggs Morrison, who is head of Global Medicines Development for AstraZeneca. Lisa Schoenberg, head of sales and marketing for AZ in the U.S. And Marion McCourt, Chief Operating Officer of AstraZeneca, U.S.

So with that, let me move to what we would like to cover this afternoon. There are really a couple of points we want to cover, and then we’ll start with questions. So Rich.

Rich:	Thank you, Giovanni. I don’t have an Italian accent. So I just wanted to cover two quick things. I was sitting, I want to tell a little story first. I was sitting in a room; it was a few years back, a room just like this outside Boston, Massachusetts working for a small, successful biopharmaceutical company when I found out that my company had been purchased by a company called Astra-Merck. Have you heard of Astra-Merck? Long time ago. And I learned a lot during that. But one of the things that still sticks with me that I learned during that change is that the products I was working on, the ones that I cared the most about, what I found out is is that having three great companies work on them together was the best way to maximize the impact of the medicine. And that the company that I worked for, even though I loved it, just didn’t have the sort of market force and muscle to really get the product to benefit as many patients as possible. And that working in collaboration, the three companies working together made a huge difference. And that, to me, is the excitement of our future here is that with three great organizations pulling on the oars together, that especially for the exenatide franchise, that we can maximize and achieve the full potential of this medicine.

The second thing is I wanted to give you a little sense of what this Bristol-Myers Squibb AstraZeneca partnership culture is like, like what kind of partnership is this? So I thought of just a couple of things to share. The first is I believe this partnership puts patient health first. There is not a sense of putting profits ahead of patients. We’re guided – and it was interesting talking to some of the Amylin executives at lunch – we’re guided by some of the same conversations that I think you are. The impact that our medicines have on patients with diabetes, how do we make sure as many patients understand the benefits and the risks and doing everything that we can to make sure that we’re successful. That’s the conversations that we’re having.

The second thing is is there’s a great sense of collaboration. And I would say one of the great things about working with BMS is that they are fantastic listeners. I would say they listen first because they’re really seeking to understand, and they also want to exploit the best of what our company has to offer, they want to exploit the best that their company has to offer, and I’m 100 percent sure that in the partnership we’ll want to exploit the best that Amylin has to offer.

The last thing is this is a really smart group of executives. You don’t know that yet, but in the partnership, these are really smart, thoughtful people. And that’s why I think the collaboration that I’m a part of has been so successful because of my colleagues at BMS. Very smart, very thoughtful, very experienced. And with that, I’ll turn it back over to my partner.

Giovanni:	Thank you, Rich. Thank you. So what we’ll cover today briefly is really two words from me on the strategic value of this partnership. Second, you’ll hear from some of the other leaders that are here. We’ll talk a little bit about the integration process and make sure that we have enough time for questions. And as I think about the strategic value of what is happening today and what was announced in the last few days, as you can imagine, we’ve discussed it extensively, we’ve communicated many times over the last few days. And the way I would characterize it is the more we think about it, the more we’re really excited to be able to work together because we can bring three companies that have a passion for diabetes together. You can look at it first from the perspective of the people. As Rich said, we are very focused on doing the right thing for patients with diabetes, that’s clearly the priority of Bristol-Myers Squibb, that’s clearly the priority at AstraZeneca. And from everything we have heard from Dan and the rest of the management team at Amylin and what we know, the same is true here.

The second thing is we can, together, have an incredibly attractive portfolio of products, starting with the exenatide franchise, but also SYMLIN and from our prospective, Onglyza, Kombiglyze XR, the potential to bring Forxiga to market, we can actually bring together a portfolio of very, very innovative and important products in diabetes, and probably one of the broadest and most exciting portfolios in diabetes in the industry. I’m sure it actually is the most exciting and broadest with compounds in every one of the major classes and expertise across the board.

And then the other point is when you think about it from the capabilities of the company, first, you’ve been extremely successful. BYETTA, you’ve been extremely successful with the launch of BYDUREON. That’s really because of the medicines, but it’s also because of the hard work of many people. You’ve been very successful with providing access to BYETTA and BYDUREON. And in the case of BYDUREON, from the very early launch. Amylin has an extraordinary presence in endocrinology. We actually think that’s going to benefit the BMS and AstraZeneca portfolio, and it’s going to make all of us better in commercializing those two assets. And when Forxiga comes, that one as well. We, together, will be able to have one of the broadest reaches into primary care with a very large organization. And we know that’s important for the growth of GLP-1s, and it’s important for Onglyza and Kombiglyze, as well. And we could work together in medical affairs and clinical development across the board. So I don’t want to, I cannot emphasize this enough, when you think about our three companies, it clearly is a fantastic opportunity for us to consolidate a leadership position we have today, but clearly take it to the next level together. I think that’s the reason why we’re very, very excited to be here and meet with you this afternoon.

So with that, let me leave the floor to Lou Schmukler, who is going to say a few words, as well. Thank you.

Lou:	Good afternoon, everybody. I want to echo the comments that my colleagues made, that we’re really excited to be here. I’m speaking from the manufacturing side of both of our companies. And as Giovanni shared, my role at BMS is responsible for our global manufacturing and supply organization. And we’ve got a presence in North America, South America, Europe, and the Asia Pacific region.

Through this process, I’ve had a chance to spend a good bit of time with Paul and meet a number of people in the company already. Learned a lot. Had a chance to visit the Ohio facility, and that is a beautiful facility. And I guess only operations people refer to sites as beautiful facilities. But when you walk into my office, most people have pictures of their kids and their wives, and I have pictures of my manufacturing plants on my credenza. But seriously, very impressed with everything that I’ve seen.

I’ve been in the industry for 30 years on the manufacturing side. I started when I was 10, so you can gauge about how old I am. But I started 30 years ago on the shop floor. And looking at what Amylin, what Paul and the Amylin organization has accomplished in manufacturing, I can really, I have tremendous respect and can really appreciate what you’ve all accomplished. You have a lot to be proud of, and we’re looking forward to getting to know everybody and getting to know the organization better. We had planned to be in Ohio this morning to meet with the Ohio team and have a townhall with them. But as everybody knows, a very important FDA inspection going on there right now, and the last thing that we wanted to do was to interrupt any of that.

So the experience here in San Diego, the expertise and experience in the manufacturing organization is tremendously important to us moving forward and our success. So I am looking forward to meeting everybody and understanding the operations that happen here. Similar to what was shared earlier, I’ve been acquired twice in my career, as well. And it gives me a good perspective, I think, as far as some of the concerns and questions that might be on your mind and I think that will serve me well, serve us well as we work through the process here of working through how our companies will work together going forward.

So again, it’s terrific to be here. Looking forward to getting to know everybody better. And with that, I’ll hand it over to Chris, my R&D colleague.

Chris:	Thank you, Lou. And good afternoon. My name is Chris Sinko; I’m a Senior Vice President for the Pharmaceutical Development Organization. I report in to Elliot Segal, who is the President of R&D and the Chief Scientific Officer for Bristol-Myers Squibb. Elliot couldn’t be here today, but he extends his warm greetings to all of you, the employees of Amylin.

So Amylin is no stranger to innovation. And as you know, innovation isn’t just about the great idea; it’s about developing and delivering great products from those great ideas. AstraZeneca and BMS have a tradition of innovation, particularly in the diabetes space. We have the first SGLT2 inhibitor under regulatory review now, that’s dapaglifozin. We have a DPP-4 inhibitor, not the first, saxagliptin, but combined with metformin XR, the first combination product with those two makeups in a single presentation. We’ll be also launching this year Kombiglyze, which is our sax and met IR presentation. So combined with everything that you bring as Amylin employees and great products, we have a lot to do, actually. And something we look forward to is delivering great products, great medicines to people who have really unmet medical needs.

So I just noticed as we were walking over here, I was culture ambassador for BMS. And I spent four years working on the transformation from big pharma to what we call “biopharma”. And in the coming weeks and months, you’ll hear a little bit more of what that means. But I saw a poster about empowered decision making, which is exactly what we were shooting for, which I thought was pretty cool.

But I’d like to share with you one aspect, something that we’ve been working very hard on, and it’s been mentioned before. We have been trying to transform ourselves in what we call a learning organization. It allows our people, as you know, to be more accountable, agile, and entrepreneurial. But there’s some features about learning organization, respect and trust, and a good dose of humility really need to work to make this happen. The thing that makes me excited about this integration is the ability to get our research and development organizations together to learn from each other. There’s a lot we can learn from you, and there’s a lot you can learn from us. And together, we could actually make some amazing new products for the future.

Now, I’m a formulation scientist, chemical engineer by training. I have a background in drug delivery systems. And I’m pretty familiar with microsphere systems. And I have to say I’m completely amazed by what you’ve done with the large scale production and the control of microspheres for exenatide. It’s just, to me, remarkable. And it’s just something that shows the deep experience that you have in understanding drug delivery, formulation design, and actually even more importantly, the precise and precision control of automation systems, as well. So when I think about all of us pulling all this together, it’s a lot of work has been done, but we’ve got a lot of work to go, and we’re really looking forward to working with you.

So now I’ll turn it over to our integration leader, John Celentano, who will take you through some of the transaction details.

John:	Thank you, Chris. Good afternoon, everybody. Like my colleagues, I’m very pleased to be here, very excited about the opportunity to bring these three great organizations together and take care of patients with the resources that all of us have to provide.

I’m supposed to talk a little bit about what happens next, right, lots of uncertainty in the room. So let me just start by saying, as you heard some of my colleagues say, individually, we have some experience in these kinds of transactions, in terms of getting acquired or getting sold. I’ve actually been both in my career. But most importantly, not only individually, but collectively as organizations, we have a good sense of what to do when integrating an organization, how to get the right opportunities for the people, how to get the right opportunities for the business, and importantly, how to get the right opportunities for our patients.

So with that, let me start with what’s going to happen next. First, Bristol-Myers Squibb will commence a tender offer, and simultaneously seek the regulatory clearances that are required to complete the merger. That process takes something around 30 to 40 days. During those weeks, those several weeks, we are actually very limited in terms of how we work together. So we’re limited by antitrust laws, in terms of what we can discuss, what kind of information we can share, and there are very limited, or certain limited approval rights included in the merger agreement. Therefore, we won’t be making any decisions about your company or about its operations. We can only plan for what we anticipate to be a successful merger at the closing.

So what should we do during this time? Well, while we’ve learned a lot during the due diligence process, we are going to use the next couple of weeks to really get much deeper than the scratch-the-surface understanding that you get in the due diligence process, learn about you, about what you do, and about how you drive success for the business and health for the patients that we serve. Once the merger closes, then we’ll meet with Amylin’s managers and employees, we’ll learn more, and that will inform our next steps and some of the decisions that are surely on all of your minds.

So I’m going to try to answer some questions. We’ll have a Q&A period, but I’m going to answer some questions that we might anticipate existing in the room to the best of our ability. So one question might be what will happen to me? Very reasonable and normal question. The answer to that is it’s really too early to say. No decisions about any people have been made. What we do know is that you’re in the middle of very important work, whether it’s in manufacturing or in research or in commercial or medical operations. We’ve got the big U.S. launch of BYDUREON, and the development of the dual chamber pen, weekly suspension formulations, etc., etc. And our goal should be for that work to continue uninterrupted and with minimal distraction.

What will happen to the Amylin sites? While final decisions have not been made for any of the sites, at this point, as Lou said, we’re very thrilled by the state of the art, world class manufacturing site in Ohio. And we look forward to that becoming part of our Bristol-Myers Squibb global manufacturing and supply network. We do need marketing resources, field based resources that you have in place supporting the products in the U.S., and we’re going to be building plans for how to support those products outside the U.S. We need the expertise of the R&D organization, the manufacturing scientists who work with the pen and the formulation work, important work on metreleptin and SYMLIN, as well as all of those who work in G&A functions that support the everyday operations of the organization. I’m sure I didn’t mention somebody, so nobody should take that personally. So we’re really focused on making sure that we work with everybody as well. We need to get to know you a little bit more. That’s going to take some time. And we won’t be making any decisions until we’ve had that time together to learn about the important work that you do.

The next question is will there be any positions that are eliminated? And the answer to that is yes. In all transactions, there are likely to be positions that are not needed in the future because either the work would be redundant or discontinued. However, it’s way too early to talk about that. It’s way too early to talk about which positions and when. The work that you’re doing continues to be very important for now and into the future. We need to understand the organization better, and as soon as we understand it, we’ll align on the right decisions and we’ll provide you with the right information. I know that this is frustrating. You’ll never have as much information as you want. We ask for your patience, and in return for your patience, we commit to transparency, candid, honest dialogue, and to let you know as soon as it’s reasonable about any specific information.

One question might be if positions are eliminated, what happens to me? Well, you have a very good Amylin severance plan, which will be honored. And it’s very important to know that that plan will be honored if you stay with the organization. So the important thing is to stay and continue to work and then one would have access to that. We will commit to no surprises, so we’ll provide sufficient notice and obviously then support the severance benefits. But if you do leave, you, obviously, forfeit those. And see, I’m the guy who has the interesting conversation with everybody, right? Somebody has to do it.

Okay, so those are questions, I raise those because I know those are on your mind. And somebody might be afraid to ask, but at least we got them off the table there.

So let’s talk about the coming weeks. Lots of news, still processing it, but our understanding is day-to-day operations shouldn’t change. You should continue to do the very important work that you do. Unless otherwise determined by Amylin’s management, you should continue to report to the same manager, have the same responsibilities, follow the same policies, procedures, etc., etc., etc. And our expectation would be that there is minimal disruption to the important work that everyone is doing. We’re going to have a teleconference shortly, right after this session, with your field based colleagues, and we’ll provide the same messages so that everybody has the same information. And we’ll have a Q&A document soon. And that Q&A document will evolve over time as answers evolve, and we’ll make sure that we stay very transparent and very focused on giving you all of the information that we have.

So let me just close with a couple of thoughts. We look forward to working with you, to engage you in the integration planning. Following the successful merger, the close of the successful merger, we’ll share any decisions that have been made and further clarify what you can expect moving forward. I would say, you heard our colleagues talk a little bit about the strength of this organization, the value that you provide to patients, the really healthy culture that Amylin has, and we’re an organization and a partnership that values all those same things. We’re committed to making places a great place to work. We’re committed to patients in much the same way that everybody here. So over the next couple of weeks, months, the most important work that all of us can do is to work hard to improve the lives of the patients we serve and the communities that we serve. So thank you very much for your attention, and we’re going to go to Q&A. I think, Dan, you’re going to MC that? Thank you.

Dan:	All right, thanks. All right, so I appreciate all the comments there from everybody. John saying there’s some questions I’m going to answer because nobody here would ask them. I’m sorry, I was, I just had to smile, I’m sorry. I just had to. Anyway, with that all having been said, anybody have any questions? And could you use the microphones because we’re recording this. Okay? Oh, well, that was easy.

Q:	[inaudible]

Dan:	So the question was whether Bristol-Myers Squibb, and I’ll ask Rich to comment on AstraZeneca, is very centralized or do we have a regional headquarters? We have a number of research and manufacturing sites around the U.S. that go from the East Coast to the West Coast. And we’ve clearly got a number of research sites and manufacturing sites. From a commercial perspective, our main headquarters are in New Jersey. We have some small regional sales offices, but the commercial organization is very centralized in New Jersey. In the rest of the company, there are multiple sites around the U.S., and of course, around the world.

Rich:	Yeah, similar answer. We, first of all, I assume you’re asking about the U.S., but just in case, we’re both global organizations with sites all across the world. I think AstraZeneca has 170 different organizations throughout the globe. But within the United States, we have our research sites, and Briggs, correct me if I don’t have this right, the main sites would be Gaithersburg, Maryland, where our Medimmune operations are. We have a site in the Boston area where we do some infection research. And then our corporate headquarters is in Wilmington, Delaware, which if you don’t know where Wilmington, Delaware is, it’s about 20 miles south of Philadelphia. And I hope you all know where Philadelphia is.

Dan:	And all of your commercial organizations are based in Delaware, right? Your commercial, it’s all based in – right, okay. Any other questions? Sorry. Over there.

Q:	[inaudible]

John:	So that’s a great question. We’re going to learn a number of things in the next 30 to 40 days, but after that, we’re also going to have to spend a lot of time together. And I think this is a months process not a weeks process. Some things will become apparent very quickly; some things will take longer time to think about, to understand, and to dialogue with. So I think you could expect to get increasing amounts of clarity over time. Like I said before, we will do our best not to surprise people and to provide information as we learn things and as we think about planning. We’ll have some knowledge in a few months, we’ll have more knowledge in a few more months, etc., etc., and we’ll provide an honest and candid and open dialogue throughout that process. Which we can’t talk a lot about that until the merger closes, but as soon as it does, then we will be very, very clear.

Dan:	Anybody else? Well, I’m going to ask a question, actually, because one question that was asked at townhall this morning was how does this BMS and AstraZeneca work together on their diabetes partnership? So is in the United States, are both companies involved? Internationally, how does it work? And just people were asking that question this morning, so maybe one of you guys could answer that.

Rich:	Maybe Susan, you could take – Lisa.

Susan:	Yes, so I’m Susan Sweeney, I head up the diabetes marketing team at BMS. We work very collaboratively with AstraZeneca. We actually share a shared location in the middle between Delaware and Princeton, New Jersey. It’s Mt. Laurel, New Jersey. I know you’ve heard of it before, right? It’s a very nice office. But overall in the U.S. and globally, we share responsibility of marketing of all of the diabetes product and development, too. So we have marketing organizations that work in a matrix structure together, but as well, in terms of our regulatory teams, our manufacturing side, BMS has, but in our clinical development, we work jointly as an organization.

Dan:	Thanks. Any other questions from anybody?

Q:	[inaudible]

Dan:	John, do you want to say something?

John:	You know, that’s a great question. It’s a great name, and I think it’s associated with great innovation, great products, and great commitment to patients. So I think that’s one of those things we don’t have an answer to, how the Amylin name will continue to be used. But given, I’m sure, your commitment to the name Amylin and what that stands for and what it means in the marketplace will take very strong consideration by all of us.

Dan:	Any other questions? Wow, this group has gone quiet on us. I’ve never had that happen to me before. Sorry.

Q:	[inaudible]

Dan:	You want to get that one, Giovanni?

Giovanni:	I’m happy to take that question. So that’s going to be a very, very important priority for us as soon as the acquisition is completed. I’m sure there is work that needs to be done for transition between Lilly on one side and AstraZeneca and BMS on the other side. But that’s clearly one of the opportunities, given that we have a global presence, a global footprint, we will be working as an absolute priority to make sure that the Amylin portfolio reaches patients around the world as quickly as possible.

Rich:	Just as an add to that, it wasn’t exactly your question, but I think it’s important is, and I’m responsible for the Americas, for the U.S., but also Canada all the way down to the tip of Argentina. And the one thing I can tell you that happened to me over the weekend is every single one of those countries that I’m responsible for called me wanting to know when they could have access to your products because this is a very, and I’m 100 percent sure that’s true in Bristol-Myers Squibb, this is a very exciting opportunity for AstraZeneca and BMS. And it’s one of the things that makes me so excited is they’re excited. It’s like watching your kids on Christmas morning.

Dan:	Thanks, Rich. I’m not quite sure about that analogy, but I’ll work on that. Okay. Any other questions from anybody? Oh, sorry. I can’t see hands up there.

Q:	My question is so we have a transition agreement with Lilly that we’ve been working through to transition tasks over the next year and a half. Is that going to be affected by this change?

Dan:	So actually, I think I’ll take that one. Absolutely, it will be, yes. No, and so once the transaction is completed, and as John said in his presentation, over the next 35, 40 days, we’ll be starting to do the planning for that. And then once the transaction is completed, we’ll be able to start implementing with Lilly the transitions and I expect that probably the goal here will be to make that happen in as timely a manner as possible.

Okay, all right, anyhow, thanks, everybody, for your questions. Really appreciate you being here this afternoon. Hopefully, it’s answered some of the questions that you have about the merger, and appreciate once again everybody from Bristol-Myers and AstraZeneca being here and look forward to continuing the dialogue as we learn more as we go through this transition in the near future. So thank you.

Forward-Looking Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than historical facts included in this communication, including statements regarding the timing and the closing of the tender offer and merger transactions; the ability of Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) to complete the transactions considering the various closing conditions; and any assumptions underlying any of the foregoing, are forward looking statements. These intentions, expectations, or results may not be achieved in the future and various important factors could cause actual results or events to differ materially from the forward-looking statements that Amylin Pharmaceuticals, Inc. (“Amylin”) makes, including uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Amylin’s stockholders will tender their stock in the offer; the possibility that competing offers may be made; the possibility that various closing conditions to the transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; that there is a material adverse change of Amylin; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in Amylin’s periodic reports filed with the Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication.

Any forward-looking statements speak only as of the date of this communication and Amylin undertakes no obligation to publicly revise any such statements to reflect events or circumstances that arise after the date of this communication. Amylin qualifies all of the information contained in this communication, and particularly these forward-looking statements, by these cautionary statements.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Bristol-Myers Squibb will cause B&R Acquisition Company to file with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO. Investors and Amylin stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Amylin with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Bristol-Myers Squibb at www.bms.com or Office of the Corporate Secretary, 345 Park Avenue, New York, New York 10154-0037. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all stockholders of Amylin free of charge at www.amylin.com or by contacting Amylin Pharmaceuticals, Inc. at 9360 Towne Centre Drive, San Diego, California 92121, Telephone Number (858) 552-2200.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Bristol-Myers Squibb and Amylin file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Bristol-Myers Squibb or Amylin at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Bristol-Myers Squibb’s and Amylin’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.